FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 26, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On April 26, 2007, Biomira Inc. issued a press release announcing its first quarter financial results for the period ending March 31, 2007. The press release was filed with the System for Electronic Document Analysis and Retrieval in Canada and is attached to this report.

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated April 26, 2007	4

Signature	8

BIOMIRA INC. ANNOUNCES FIRST QUARTER 2007 RESULTS

EDMONTON, ALBERTA, CANADA - April 26, 2007 - Biomira Inc. (NASDAQ:BIOM) (TSX:BRA) today reported a consolidated net loss from operations of $5.4 million or $0.05 per basic and diluted share for the three months ended March 31, 2007, compared to $5.8 million or $0.07 per basic and diluted share for the same period in 2006. Revenue was $0.2 million for the 2007 first quarter, compared with $0.4 million for the year earlier quarter. Total operating expenses were $6.7 million for the quarter ended March 31, 2007, compared with $6.4 million for the same quarter in 2006. All results are in Canadian dollars.

The increase in operating expenses in the first quarter of 2007 compared with the first quarter of 2006 primarily resulted from an increase in amortization expense and marketing and business development expense of $0.8 million and $0.4 million respectively, partially offset by a reduction in research and development expense of $1.0 million. The increase in amortization expense relates to the intangible assets acquired in the acquisition of ProlX Pharmaceuticals Corporation in October 2006, and the increase in marketing and business development expense relates to workforce reduction costs in the first quarter of 2007. The decrease in research and development expense primarily relates to reduced clinical and development expenditures as a result of transitioning the responsibility for the clinical development and regulatory activities for Stimuvax® to Merck KGaA of Darmstadt, Germany (“Merck KGaA”) during 2006, and related workforce reductions undertaken during 2006.

As at March 31, 2007, our cash and cash equivalents and short-term investments were $28.7 million compared to $33.0 million at the end of 2006, a decrease of $4.3 million. Major contributors to the net change included $3.3 million used in operations, $0.5 million used in payment of accrued business acquisition and share issuance costs, and $0.5 million used in the purchase of intangible assets. Netted against cash used in operations was the receipt of a milestone payment to Biomira of $2.9 million as the result of the enrollment of the first patient in the global phase 3 Stimuvax clinical trial. This milestone payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over the remaining patent life of the Stimuvax product.

The increase in inventory to $3.7 million at March 31, 2007, from $1.3 million at December 31, 2006, reflects increased Stimuvax manufacturing activities as a result of the commencement of the Merck KGaA-led phase 3 trial of Stimuvax in non-small cell lung cancer initiated in the first quarter of 2007.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira's goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this release may contain statements that are forward looking. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including those predicting adequacy of financing and reserves on hand; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that any forward-looking statements that may be contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in our 2006 Annual Report.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form, Form 40-F and Proxy Circular, can be found on SEDAR at www.sedar.com and U.S. EDGAR at www.sec.gov.

Investor and Media Relations Contact:
Stephanie Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

Biomira Inc. Consolidated Statements of Operations (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)
	Three Months Ended March 31
	2007	2006
REVENUE
Contract research and development	$116	$324
Licensing revenue from collaborative agreements	74	55
Licensing, royalties, and other revenue	11	1
	201	380
EXPENSES
Research and development	2,989	3,956
General and administrative	2,243	2,130
Marketing and business development	560	218
Amortization	862	106
	6,654	6,410
OPERATING LOSS	(6,453)	(6,030)
Investment and other income	358	237
Interest expense	(1)	(7)
LOSS BEFORE INCOME TAXES	(6,096)	(5,800)
INCOME TAX RECOVERY:
Future	737	-
NET LOSS	$(5,359)	$(5,800)
BASIC AND DILUTED LOSS PER SHARE	$(0.05)	$(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	116,915,338	85,864,809

Biomira Inc. Consolidated Balance Sheets Data (expressed in thousands) (unaudited)
	March 31 2007	December 31 2006

Cash and short-term investments	$28,707	$33,037
Inventory	$3,689	$1,287
Total assets	$75,878	$79,099
Deferred revenue (current and non-current)	$3,887	$1,036
Total long-term liabilities	$15,212	$13,378
Shareholders equity	$56,477	$61,417
Common shares outstanding	116,915	116,915

(CAD $1.00 = USD $0.87)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: April 26, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor, CGA
Vice President, Finance & Administration and Chief Financial Officer